SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2017
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	May 18, 2017	By:	/s/ Joseph Frasca
			Name: Title:	Joseph Frasca SVP, General Counsel and Corporate Secretary

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release: Shopify Launches Offering of Class A Subordinate Voting Shares.

Document 1

Shopify Launches Offering of Class A Subordinate Voting Shares

Ottawa, Canada – May 18, 2017 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has filed a preliminary prospectus supplement (the “Preliminary Supplement”) to its amended and restated short form base shelf prospectus dated May 17, 2017. The Preliminary Supplement was filed in connection with a marketed offering of Shopify’s Class A subordinate voting shares (the “Offering”). The Preliminary Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Preliminary Supplement has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System.

A total of 5,500,000 Class A subordinate voting shares will be offered by Shopify for sale under the Offering, which will be conducted through a syndicate of underwriters comprised of Morgan Stanley and Credit Suisse, acting as bookrunners, and CIBC Capital Markets, acting as co-manager (collectively, the “Underwriters”).

Shopify will also grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Class A subordinate voting shares to be sold pursuant to the Offering. The over-allotment option will be exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering.

Closing of the Offering will be subject to a number of closing conditions, including the listing of the Class A subordinate voting shares on the NYSE and TSX, and any required approvals of each exchange.

In connection with the Offering, Shopify also filed an amended and restated base shelf prospectus with the regulatory authorities in each of the provinces and territories of Canada except Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC, to increase the value of securities that may be distributed thereunder to US$2.5 billion during the 25-month period commencing August 5, 2016 that the amended and restated base shelf prospectus remains effective.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

The Preliminary Supplement and the Registration Statement contain important detailed information about the Offering. A copy of the Preliminary Supplement can be found on SEDAR at www.sedar.com and www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of the Preliminary Supplement and the Registration Statement may also be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010. Prospective investors should read the Preliminary Supplement and Registration Statement before making an investment decision.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers hundreds of thousands of businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed Offering and the terms of the Offering. Words such as “will”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering and the terms thereof are subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT: INVESTORS: Katie Keita Director, Investor Relations 613-241-2828 IR@shopify.com	MEDIA: Erin Hochstein Public Relations Manager 226-972-1767 press@shopify.com

SOURCE: Shopify